Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

April 11, 2018

VIA EDGAR

Megan Miller

Securities and Exchange Commission (“SEC”)

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (“Fund”)
(File No. 811-21519)

Ms. Larkin:

This letter responds to comments provided telephonically by you to the undersigned on April 11, 2018, regarding the registration statement of the Fund on Form N-2/A filed with the Securities and Exchange Commission (“SEC”) on April 5, 2018 (Accession No. 0000940394-18-000648). The comments and the Fund's responses are set forth below.

Registration Statement

1.	Comment: Please confirm that there are no acquired fund fees and expenses that need to be disclosed in the Summary of Fund Expenses.

Response: Registrant confirms that there are no such fees that need to be disclosed.

2.	Comment: The Staff notes that, in accordance with FASB Accounting Standards Codification (“ASC”) 850, the Notes to the Financial Statements must disclose the rates, amounts and terms of payments pursuant to the sub-advisory contract.

Response: The sub-advisory agreement relating to the Fund is between the Fund adviser and the Fund sub-adviser. The Fund is not a party to the sub-advisory agreement. Accordingly, Registrant believes the disclosure in the Notes to the Financial Statements concerning the delegation of the investment of the Fund by its adviser to the sub-adviser is sufficient to meet the requirements of ASC 850.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8445.

Very truly yours,

/s/ Scott E. Habeeb

Scott E. Habeeb

Vice President